FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 10, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F   X   Form 40-F
                                      -----          ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                   Yes  X       No
                                      -----       ------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.



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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's announcement of the loss of Roberto Rocca, Chairman.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 10, 2003



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
---------------------------
Cecilia Bilesio
Corporate Secretary

         Tenaris Announces the Loss of Roberto Rocca, Chairman


    LUXEMBOURG--(BUSINESS WIRE)--June 10, 2003--Tenaris S.A. (NYSE:TS) (BASE:TS) (BMV:TS) (MTA Italy:TEN) announces, with great regret, the death of Roberto Rocca, the chairman of the board of directors of Tenaris and the honorary chairman of San Faustin N.V. (Tenaris's controlling shareholder).
    Roberto Rocca was born in 1922 and was the head of the Techint group of companies (that includes Tenaris), an international group of companies with operations in the steel, energy, infrastructure, engineering, construction and public service sectors. Mr. Rocca's leadership, tireless spirit and creative vision were the inspiration behind the strength and worldwide reach of the Techint group of companies.
    San Faustin confirmed that no changes in the strategies, policies or conduct of Tenaris's business are envisaged. The board of directors of Tenaris will determine, in due course, Mr. Rocca's successor as chairman of the board.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.


    CONTACT: Tenaris
             Gerardo Varela, 888/300-5432
             www.tenaris.com